Filed by Banco Santander, S.A.
This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended.
Subject Company: Sovereign Bancorp Inc.
Commission File Number: 333-155413
Date: January 26, 2009
On January 26, 2009, Banco Santander, S.A. issued the following document:
Press release
Santander shareholders approve capital increase to acquire Sovereign
•	Emilio Botín highlights “our Group benefits from being present in North America through a very attractive franchise with a strong position in one of the most affluent regions of the country.”

•	Gabriel Jaramillo will be Chairman and Chief Executive of the U.S. bank once the transaction is closed.

•	Sovereign’s more than 10,000 employees will receive 100 Banco Santander shares.
Madrid, January 26, 2009 — Banco Santander’s Extraordinary General Meeting of shareholders approved today a capital increase to finance the acquisition of 75.6% of Sovereign Bancorp, Inc. as agreed last October. The Board of Directors of the Bank has been authorized by shareholders to increase the Bank’s equity by the issuance and distribution of 177,407,715 new shares, equivalent to 2.2% of the Group share capital. The new shares will be subscribed and fully disbursed as non-monetary exchange for the ordinary shares of the U.S. company Sovereign Bancorp. The completion of this transaction is subject to the approval of the Sovereign shareholders meeting to be held on January 28th.
In his speech to shareholders, Banco Santander Chairman Emilio Botín highlighted that the investment in Sovereign fits within the Group’s strategy. “Since we first invested in Sovereign (as announced in October 2005), we have been able to confirm the benefits to our Group in being present in North America through a very attractive franchise with a strong position in one of the most affluent regions of the country,” he said.
“When the Board of Sovereign invited us in October 2008 to propose an offer to acquire 100% of the Bank, without being subject to the conditions of the 2005 contract that set a minimum price of $38, we saw it as a very interesting opportunity for Banco Santander,” he added. Botín noted that at the agreed exchange ratio of 0.3206 Banco Santander shares for each share of Sovereign, the U.S. bank was valued at $3.81 per share.
Botín also said that “the purchase of 100% of Sovereign will allow us:
- To broaden our geographical diversification, adding a new platform to the Grupo Santander branch network, with the addition of Sovereign’s 750 offices and 2,300 ATMs;

- To have the opportunity to apply our model for commercial and retail banking to the U.S., the largest retail and commercial banking market in the world, creating value through improved efficiency and productivity in Sovereign.
- Access to a broad base of clients with more than $45 billion in deposits.”
“In these times of financial crisis which have negatively affected many banks around the world, Banco Santander has been able once again to seize a valuable opportunity under very attractive terms,” said Botín.
The Santander Chairman also reviewed the plans for Sovereign once the transaction is completed. “The first thing will be to strengthen its balance sheet and adjust its risk profile to Banco Santander’s standards. We intend to implement a plan to reduce Sovereign’s risk weighted assets by $10 billion, which will basically affect the financial side of the portfolio, in order to focus on customer business. Moreover, we will realize an upfront write-off of $2 billion.” “Our goal is to improve Sovereign’s management ratios, implementing Santander’s business model, introducing our technology and taking advantage of the Group’s economies of scale. The target is to achieve $215 million in cost synergies by the end of the integration,” he added. Botín, who said integration risk is “very low,” indicated that “taking into account the effect of cost synergies, we expect Sovereign’s attributable profit to amount to $750 million in 2011.” He highlighted that the return on the investment would be well above the cost of capital, thus creating value for Santander shareholders.
Regarding the U.S economy, Botín said: “Our estimates are based on a significant contraction in the U.S in 2009. However, we are confident that the traditional flexibility and ability of the U.S economy to adjust, together with the exceptional financial, monetary and fiscal measures that are being taken, will enable the U.S to be among the first economies to emerge from the current crisis.”
He said that the transaction is very positive for Sovereign employees, customers and shareholders. In this regard, he announced that it will be proposed to the next Shareholders’ meeting that Sovereign’s more than 10,000 employees receive 100 Banco Santander shares. Moreover, 100,000 Sovereign shareholders who will become Santander shareholders will receive the third dividend charged against 2008, amounting to EUR 0.12294 per share, which will be paid from February 1st.
Lastly, Botín announced that Gabriel Jaramillo, member of Sovereign’s board, will be appointed Chairman and CEO of the U.S bank once the transaction concludes. “I am convinced that Sovereign’s management team, led by Gabriel Jaramillo, will be able to successfully accomplish Grupo Santander’s goals,” he concluded.
The Extraordinary Shareholders’ Meeting also authorized the distribution of 100 Banco Santander shares to each of Bradford & Bingley’s employees.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward looking statements may be identified by words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates”, “will” or words of similar meaning and include, but are not limited to, statements about the expected future business and financial performance of Santander resulting from and following the implementation of the transaction described herein. These statements are based on management’s current expectations and are inherently subject to uncertainties and changes in circumstance. Among the factors that could cause actual results to differ materially from those described in the forward looking statements are factors relating to satisfaction of the conditions in the transaction agreement, Santander’s ability to successfully combine the businesses of Santander and Sovereign and to realize expected synergies from the combination, and changes in global, political, economic, business, competitive, market and regulatory forces, as well as those factors described under the headings ‘Risk Factors’ and ‘Operating and Financial Review and Prospects’ in Santander’s annual report on Form 20-F for the year ended December 31, 2007, as filed with the US Securities and Exchange Commission (the “SEC”). Neither Santander nor Sovereign undertakes any obligations to update the forward-looking statements to reflect actual results, or any change in events, conditions, assumptions or other factors.

Additional Information About This Transaction

In connection with the proposed transaction, Santander has filed with the SEC a Registration Statement on Form F-4 that includes a proxy statement of Sovereign that also constitutes a prospectus of Santander. Sovereign has mailed the proxy statement/prospectus to its stockholders. Sovereign urges investors and security holders to read the proxy statement/prospectus regarding the proposed transaction that was filed with the SEC because it contains important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov).

Proxy Solicitation

Santander, Sovereign and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from stockholders in favor of the transaction. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the stockholders in connection with the proposed transaction is set forth in the proxy statement/prospectus as filed with the SEC. You can find information about Santander’s executive officers and directors in its annual report on Form 20-F filed with the SEC on June 27, 2008. You can find information about Sovereign’s executive officers and directors in its definitive proxy statement filed with the SEC on March 24, 2008. You can obtain free copies of these documents as described above.